Exhibit 99.1

PRESS RELEASE

Franco Nevada

www.franco-nevada.com TSX: FNV NYSE: FNV

Franco-Nevada Reports Q3 2013 Results

TORONTO, November 5, 2013 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the third quarter ended September 30, 2013.

Highlights include:

- Net income of $35.3 million or $0.24 per share;
- Adjusted EBITDA[1] of $80.3 million or $0.55 per share;
- Acquisition of royalties for $70.9 million; and
- Working capital of $891.1 million and no debt.

"Franco-Nevada's strong revenues and earnings despite lower gold prices demonstrates the benefits of our business model and of having a diversified portfolio. Franco-Nevada continues to generate strong free cash-flow and maintains a very strong balance sheet with no debt," said David Harquail, President and CEO of Franco-Nevada. "One of the key differentiators of Franco-Nevada is its focus on exploration optionality and its willingness to make long-term investments in geologically favorable mineral belts. Since our last report, we have added more than 20 new royalties covering both historic great gold camps such as Kirkland Lake and many prospective new exploration projects. These additions further cement Franco-Nevada as having the largest number and land acreage of royalty and stream assets in this business."

Financial Results

Gold Equivalent Ounces[2] ("GEOs") earned by Franco-Nevada from its royalty and stream mineral interests for the quarter were 57,452 representing a decrease of 1.5% over the comparable period in 2012. The lower GEOs reflect a decline in net profit interest royalties which are more sensitive to lower gold prices. Gold equivalent royalty and stream ounces are estimated for gross ounces and, in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Company. In addition, our oil & gas assets generated $22.3 million in revenues during the quarter compared to $8.4 million in 2012 which was due to the acquisition of a net royalty interest in the Weyburn Unit in November 2012. Revenue was earned 74% from precious metals (61% gold and 13% PGMs) and 83% from North America and Australia (40% Canada, 18% U.S., 20% Mexico and 5% Australia).

The breakdown of revenue and GEOs is as follows:

For the three months ended September 30, 2013		Revenue *(in millions)*	GEOs *#*
Gold - United States	$	12.4	9,318
Gold - Canada		9.5	7,214
Gold - Australia		2.5	1,777
Gold - Rest of World		36.2	27,197
Gold - Total		60.6	45,506
PGMs		12.7	9,564
Other minerals		3.2	2,382
Oil & gas		22.3	–
	$	98.8	57,452

Net income was $35.3 million (2012 - $52.0 million), or $0.24 per share (2012 - $0.36 per share) and Adjusted Net Income[2] was $35.3 million (2012 - $45.3 million), or $0.24 per share (2012 - $0.31 per share). Revenue was $98.8 million (2012 - $105.2 million) for the quarter with the decrease attributable to lower average commodity prices partially offset by higher revenue from the Company's oil assets. Adjusted EBITDA[1] was $80.3 million (2012 - $86.4 million), or $0.55 per share (2012 - $0.59 per share) for the quarter.

As at September 30, 2013, Franco-Nevada had cash, cash equivalents and short-term investments totaling $841.6 million and working capital[4] of $891.1 million. In addition, the Company has available an undrawn $500.0 million unsecured revolving credit facility bringing available capital to $1.4 billion.

New Royalty Acquisitions

- **Kirkland Lake - Canada:** On October 31, 2013, the Company acquired a 2.5% NSR on Kirkland Lake Gold Inc.'s ("Kirkland Lake") properties for $50.0 million. Kirkland Lake retained an option to buy back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR that has been paid to Franco-Nevada prior to the date of the buy back).
- **Barrick Portfolio - Canada, Australia, Rest of World:** On November 4, 2013, the Company completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation for $20.9 million.

Portfolio Update

- **Gold - U.S.:** Barrick Gold Corporation announced higher capital costs associated with its thiosulphate project at Goldstrike, which resulted in lower revenues from Franco-Nevada's Net Profits Interest ("NPI") royalty for the quarter and it is expected to impact NPI revenue in the fourth quarter of 2013.
- **Gold - Canada:** Detour Gold Corporation ("Detour") announced the achievement of commercial production at its Detour Lake mine on August 12, 2013 with the mine continuing to ramp-up to steady-state production. For 2013, Detour is forecasting gold production of approximately 270,000 ounces. Franco-Nevada holds a 2% NSR royalty on the property. Lake Shore Gold Corp. announced the completion of its Bell Creek mill expansion during the third quarter of 2013, which increased milling capacity by 50% from 2,000 tonnes per day to over 3,000 tonnes per day. The expansion will benefit Franco-Nevada's royalty on the Timmins West property which hosts the Timmins and Thunder Creek deposits as well as the Gold River Trend and 144 exploration zones. Pretium Resources Inc. announced that its bulk sampling process is progressing on its Brucejack gold project. The Canadian Environmental Assessment Agency Federal Review Panel issued their report on Taseko Mines Limited's New Prosperity gold-copper project citing concerns over the potential impact on the water quality, fish and fish habitat of Fish Lake. The New Prosperity project will require approval from the federal government for its development and has not been included in Franco-Nevada's guidance. The New Prosperity project will require approval from the federal government for its development and has not been included in Franco-Nevada's long term projections.
- **Gold - Australia:** Regis Resources Ltd. ("Regis") announced that the development of its Rosemont Gold project, which comprises part of the Duketon project, is expected to be completed in December 2013. Regis expects gold production of 48,000 to 53,000 ounces from Rosemont for Regis' 2014 financial year. The Duketon project includes the Moolart Well & Garden Well gold mines as well as the Rosemont Gold project, all of which is subject to the Company's 2% NSR. Alacer Gold Corp. has entered into a binding agreement to sell its Australian Business Unit, which includes the South Kalgoorlie operations on which Franco-Nevada has a royalty, to a subsidiary of Metals X Limited, an Australian publicly-listed company.
- **Gold - Rest of World:** First Quantum Minerals Ltd. ("First Quantum") announced its intention to provide a full update on the Cobre Panama project in Q4 2013. Under the terms of the previously disclosed precious metals stream agreement between subsidiaries of Franco-Nevada and Inmet Mining Corporation (now First Quantum), Franco-Nevada has a precious metals stream on the Cobre Panama project to acquire an amount of precious metals indexed to the copper in concentrate produced from the project. Pursuant to the agreement, Franco-Nevada has committed to fund up to $1.0 billion for the development of Cobre Panama. New Gold Inc. announced that a minor pit wall movement occurred at its Cerro San Pedro Mine in Mexico and that approximately 15,000 ounces of gold production would be carried forward from 2013 into future periods. Sibanye Gold announced the acquisition of Gold One International Limited's West Rand Operations which includes the Cooke 4 complex. Franco-Nevada has a 7% gold stream on Cooke 4. In Turkey, Alamos Gold Inc. announced that its Ağı Dağı project has progressed to the final stage of the approval process. This follows news that the company received final signatures approving the Kirazli EIA and that Ağı Dağı should be able to be progressed in a similar time frame. Franco-Nevada holds a 2% NSR on the Ağı Dağı property which includes the Ağı Dağı and Camyurt deposits. Perseus Mining Limited released a revised life of mine plan which estimates an average gold production of 230,000 ounces per year for its Edikan gold project in Ghana, where Franco-Nevada holds a sliding-scale NSR.

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The GOLD Investment that WORKS

• PGM Assets: Stillwater Mining Company has reiterated its 2013 production guidance of approximately 500,000 ounces of mined palladium and platinum with development continuing on the Graham Creek project, which is part of its East Boulder Mine and the Far West project, which is part of the Stillwater Mine. Franco-Nevada holds a 5% NSR on metals produced from 813 of the 995 claims that cover the Stillwater complex. • Other Assets: Augusta Resource Corporation has announced that the completion date for the Final Environmental Impact Statement for its Rosemont Copper project is expected in November 2013. Glencore Xstrata plc, the operator of the Falcondo nickel operation, announced that it will suspend operations at Falcondo citing the continued weakness in nickel prices. Falcondo was restarted in 2011 at 50% capacity and has traditionally acted as a swing producer and has not been included in the Company’s 5 year guidance. 2013 Guidance For the three and nine months ended September 30, 2013, attributable royalty and stream production was in-line with the Company’s expectations. The Company expects to receive a total of 215,000 to 235,000 GEOs from its mineral assets and exceed $65.0 million in revenue from its oil & gas assets in 2013. Gold equivalent royalty and stream ounces are estimated for gross ounces and, in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Company. For the remainder of 2013, platinum and palladium metals have been converted to GEOs using estimated commodity prices of $1,350/oz Au, $1,400/oz Pt and $725/oz Pd. The WTI oil price is assumed to average $95 per barrel with similar price discounts for Canadian oil as experienced in the first half of 2013. Dividend Declaration and Dividend Reinvestment Plan The Board of Directors of Franco-Nevada declared the monthly dividend of $0.06 per share for each of January, February and March 2014. The January dividend will be paid on January 30, 2014 to shareholders of record on January 16, 2014, the February dividend will be paid on February 27, 2014 to shareholders of record on February 13, 2014 and the March dividend will be paid on March 27, 2014 to shareholders of record on March 13, 2014. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on November 4, 2013. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends. The Company has adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre. com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment. This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Shareholder Information The complete Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Management will host a conference call tomorrow, Wednesday, November 6, 2013 at 10:00 a.m. Eastern Time to review the results. Interested investors are invited to participate as follows: • Q3 Conference Call - 10:00 am ET: 1-888-231-8191; International: 647-427-7450 • Webcast: A live audio webcast will be accessible at www.franco-nevada.com. A conference call replay will be available until November 13, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 76280004 FNV TSX / NYSE 3 FNV Franco-Nevada Corporation 2013 Q3 REPORT

Corporate Summary Franco-Nevada is a gold-focused royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world. Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges. For more information, please go to our website at www.franco-nevada.com or contact: Stefan Axell Sandip Rana Manager, Investor Relations Chief Financial Officer 416-306-6328 416-306-6303 info@franco-nevada.com Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted). FORWARD LOOKING STATEMENTS This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to GEOs are forward looking statements as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s Annual Information Form, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. 4 FNV The GOLD Investment that WORKS

FNV TSX / NYSE Franco-Nevada Corporation CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited, in millions of U.S. dollars) September 30, December 31, 2013 2012 ASSETS Cash and cash equivalents (Note 4) $ 789.5 $ 631.7 Short-term investments (Note 5) 52.1 148.2 Receivables (Note 6) 65.9 83.4 Prepaid expenses and other 29.9 15.9 Current assets 937.4 879.2 Royalty, stream and working interests, net 2,157.5 2,223.6 Investments (Note 5) 70.5 108.4 Deferred income tax assets 9.1 8.7 Other 28.4 24.0 Total assets $ 3,202.9 $ 3,243.9 LIABILITIES Accounts payable and accrued liabilities (Note 10(b)) $ 41.5 $ 44.0 Current income tax liabilities 4.8 12.8 Current liabilities 46.3 56.8 Deferred income tax liabilities 45.3 38.0 Total liabilities 91.6 94.8 SHAREHOLDERS’ EQUITY (Note 10) Common shares 3,127.6 3,116.7 Contributed surplus 46.1 47.2 Deficit (105.5) (120.6) Accumulated other comprehensive income 43.1 105.8 Total shareholders’ equity 3,111.3 3,149.1 Total liabilities and shareholders’ equity $ 3,202.9 $ 3,243.9 The condensed notes are an integral part of these consolidated financial statements and can be found in our Q3 2013 Report available on our website. 5 FNV Franco-Nevada Corporation 2013 Q3 REPORT

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,	
	2013	2012	2013	2012
Revenue *(Note 6)*	$ 98.8	$ 105.2	$ 300.9	$ 312.9
Costs and expenses				
Costs of sales *(Note 7)*	13.9	14.1	42.3	44.7
Depletion and depreciation	32.3	31.2	94.9	93.9
Corporate administration *(Note 8 & 10(c))*	4.1	4.2	11.4	11.6
Business development	0.5	0.5	2.0	1.7
Impairment of investments *(Note 5)*	–	–	5.9	–
	50.8	50.0	156.5	151.9
Operating income	48.0	55.2	144.4	161.0
Foreign exchange gains/(losses) and other income/(expenses)	0.1	8.3	(13.9)	9.6
Income before finance items and income taxes	48.1	63.5	130.5	170.6
Finance items				
Finance income	0.8	3.5	2.5	8.2
Finance expenses	(0.2)	(0.3)	(1.3)	(0.9)
Net income before income taxes	$ 48.7	$ 66.7	$ 131.7	$ 177.9
Income tax expense *(Note 9)*	13.4	14.7	39.4	42.2
Net income	$ 35.3	$ 52.0	$ 92.3	$ 135.7
Other comprehensive income (loss):				
Items that may be reclassified subsequently to profit and loss:				
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.2 (2012 - $2.3) and $2.5 (2012 - $2.6) *(Note 5)*	1.1	15.0	(16.2)	16.2
Currency translation adjustment	26.9	45.2	(46.5)	38.0
Other comprehensive income (loss)	28.0	60.2	(62.7)	54.2
Total comprehensive income	$ 63.3	$ 112.2	$ 29.6	$ 189.9
Basic earnings per share *(Note 11)*	$ 0.24	$ 0.36	$ 0.63	$ 0.95
Diluted earnings per share *(Note 11)*	$ 0.24	$ 0.35	$ 0.62	$ 0.94

The condensed notes are an integral part of these consolidated financial statements and can be found in our Q3 2013 Report available on our website.

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The GOLD Investment that WORKS

FNV TSX / NYSE Franco-Nevada Corporation CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in millions of U.S. dollars) For the nine months ended September 30, 2013 2012 Cash flows from operating activities Net income $ 92.3 $ 135.7 Adjustments to reconcile net income to net cash provided Depletion and depreciation 94.9 93.9 Impairment of investments (Note 5) 5.9 – Other non-cash items 0.6 0.1 Deferred income tax expense (Note 9) 8.4 14.5 Share-based payments (Note 10(c)) 3.4 2.3 Unrealized foreign exchange loss 2.4 0.1 Loss on sale of gold 2.0 0.1 Mark-to-market on warrants 9.5 (9.9) Changes in non-cash assets and liabilities: Decrease in receivables 17.5 1.2 Increase in prepaid expenses and other (18.4) (18.7) Increase/(decrease) in accounts payable and accrued liabilities (10.1) (0.2) Net cash provided by operating activities 208.4 219.1 Cash flows from investing activities Proceeds on sale of short-term investments 201.9 184.2 Purchase of short-term investments (107.7) (343.0) Acquisition of interest in oil & gas properties (0.8) (2.0) Acquisition of working interest in oil & gas properties – (43.9) Acquisition of interests in mineral properties (62.1) (40.2) Purchase of investments (0.3) (18.6) Return of capital on investments 1.8 – Purchase of property and equipment (1.3) – Purchase of oil & gas well equipment (4.5) (13.9) Net cash provided by (used in) investing activities 27.0 (277.4) Cash flows from financing activities Payment of dividends (78.2) (55.8) Credit facility amendment costs (1.5) – Proceeds from exercise of warrants 2.3 241.4 Proceeds from exercise of stock options 5.5 14.4 Net cash provided by (used in) financing activities (71.9) 200.0 Effect of exchange rate changes on cash and cash equivalents (5.7) 15.4 Net increase in cash and cash equivalents 157.8 157.1 Cash and cash equivalents at beginning of period 631.7 794.1 Cash and cash equivalents at end of period $ 789.5 $ 951.2 Supplemental cash flow information: Cash paid for interest expense and loan standby fees during the period $ 0.7 $ 0.6 Income taxes paid during the period $ 36.0 $ 36.7 The condensed notes are an integral part of these consolidated financial statements and can be found in our Q3 2013 Report available on our website. 7 FNV 2013 Q3 REPORT Franco-Nevada Corporation

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited, in millions of U.S. dollars)

	Share capital *(Note 10)*	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net Income	–	–	–	92.3	92.3
Other comprehensive loss	–	–	(62.7)	–	(62.7)
Total comprehensive income	–	–	–	–	29.6
Exercise of stock options	7.3	(1.8)	–	–	5.5
Exercise of warrants	3.3	(1.0)	–	–	2.3
Share-based payments	–	3.4	–	–	3.4
Vesting of restricted share units	0.3	(0.3)	–	–	–
Adjustment to finance costs	–	(1.4)	–	–	(1.4)
Dividends declared	–	–	–	(77.2)	(77.2)
Balance at September 30, 2013	3,127.6	46.1	43.1	(105.5)	3,111.3
Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	–	–	–	135.7	135.7
Other comprehensive income	–	–	54.2	–	54.2
Total comprehensive income	–	–	–	–	189.9
Exercise of stock options	18.8	(4.4)	–	–	14.4
Share-based payments	–	2.3	–	–	2.3
Exercise of warrants	289.6	(48.2)	–	–	241.4
Vesting of restricted share units	0.3	(0.3)	–	–	–
Adjustment to finance costs	–	–	–	–	–
Dividends declared	–	–	–	(61.0)	(61.0)
Balance at September 30, 2012	3,112.3	48.9	120.8	(60.8)	3,221.2

The condensed notes are an integral part of these consolidated financial statements and can be found in our Q3 2013 Report available on our website.

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The GOLD Investment that WORKS

FNV TSX / NYSE NON-IFRS MEASURES: Adjusted Net Income, Adjusted EBITDA and Working Capital are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR. (1) Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/ losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments. (2) For Q3 2013, GEOs for royalties are calculated using commodity prices of $1,328/oz Au (2012 - $1,655/oz Au), $1,451/oz Pt (2012 - $1,500/oz Pt) and $723/oz Pd (2012 - $613/oz Pd). (3) Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. (4) Working capital is defined by the Company as current assets less current liabilities. Reconciliation to IFRS measures Three months ended September 30, (expressed in millions except per share amounts) 2013 2012 Net Income $ 35.3 $ 52.0 Foreign exchange loss and other expenses, net of income tax (0.3) (0.4) Mark-to-market changes on derivatives, net of income tax 0.3 (6.3) Adjusted Net Income 35.3 45.3 Basic Weighted Average Shares Outstanding 146.9 145.3 Adjusted Net Income per share 0.24 0.31 Net Income $ 35.3 $ 52.0 Income tax expense 13.4 14.7 Finance costs 0.2 0.3 Finance income (0.8) (3.5) Depletion and depreciation 32.3 31.2 Foreign exchange gains and other income (0.1) (8.3) Adjusted EBITDA $ 80.3 $ 86.4 Adjusted EBITDA per share $ 0.55 $ 0.59 9 FNV Franco-Nevada Corporation 2013 Q3 REPORT